NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are receiving this notification because Taseko Mines Limited (the "Company" or "Taseko") has decided to use the notice and access model for the delivery of meeting materials to its shareholders in respect of its Annual General Meeting of Shareholders to be held on Thursday, June 13, 2024 (the "Meeting"). Under notice and access provisions, instead of receiving paper copies of the Company's Notice of Annual General Meeting and Information Circular (together, the "Information Circular") shareholders are receiving this Notice and Access Notification ("notification") with information on how to access the Information Circular electronically. Digital copies of the Information Circular and the form of Proxy for the Meeting (collectively, the "Proxy Materials") will be posted online, together with a copy of this notification. Shareholders are also receiving a paper copy of the proxy or voting instruction form, as applicable, enabling them to vote by proxy in advance of the Meeting. This method of delivery is an environmentally responsible, cost-effective way to deliver Proxy Materials to the Company's shareholders.

MEETING DATE AND LOCATION

WHEN:	2:00 p.m. on June 13, 2024	WHERE:	Terminal City Club 837 W Hastings St. Vancouver, British Columbia V6C 1B6

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

  SET THE NUMBER OF DIRECTORS: To set the number of directors of the Company for the ensuing year.  See the section entitled Election of Directors in the Information Circular.

  ELECTION OF DIRECTORS: To elect directors of the Company for the ensuing year.  See the section entitled Election of Directors in the Information Circular.

  APPOINTMENT OF AUDITOR: To appoint the auditor of the Company for the ensuing year.  See the section entitled Appointment of Auditor in the Information Circular.

  AMENDMENT AND CONTINUATION OF SHARE OPTION PLAN: To consider, and if thought advisable, to approve an ordinary resolution to ratify and approve the Company's Share Option Plan, as amended, for continuation for a three-year period, as more particularly set out in the section entitled Particulars of Matters to be Acted Upon - Share Option Plan Continuation and Renewal in the Information Circular.

  CONTINUATION OF PERFORMANCE SHARE UNIT PLAN: To consider, and if thought advisable, to approve an ordinary resolution to ratify and approve the Performance Share Unit Plan for continuation for a three-year period, as more particularly set out in the section entitled Particulars of Matters to be Acted Upon - Performance Share Unit Plan Continuation and Renewal upon in the Information Circular.

  ADVISORY RESOLUTION - Executive Compensation (Say on Pay): To consider, and if thought fit to approve, an advisory (non-binding) resolution on the Company's approach to executive compensation, as more particularly set out in the section entitled - Particulars of Matters to be Acted Upon - Advisory Resolution on the Company's Approach to Executive Compensation (Say-on-Pay) in the Information Circular.

SHAREHOLDERS ARE REMINDED TO REVIEW THE PROXY MATERIALS,
IN PARTICULAR THE INFORMATION CIRCULAR, PRIOR TO VOTING.

WEBSITES WHERE PROXY MATERIALS ARE POSTED

The Proxy Materials can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca  or on the Company's website at https://www.tasekomines.com/investors.

HOW TO OBTAIN A PAPER COPY OF THE INFORMATION CIRCULAR

Any Shareholder may request a paper copy of the Information Circular, be mailed to them at no cost by contacting the Company at 1040 West Georgia Street, Suite 1200, Vancouver, British Columbia V6E 4H1; by telephone to the Company: 778-373-4533; by telephone toll-free: 1-877-441-4533 or by fax: 778-373-4534.  A Shareholder may also use the toll-free number noted above to obtain additional information about Notice-and-Access Provisions.

To allow adequate time for a Shareholder to receive and review a paper copy of the Proxy Materials and then to submit their vote prior to 2 p.m. (Pacific Time) on Tuesday, June 11, 2024 a Shareholder requesting a paper copy of the Information Circular as described above, should ensure such request is received by the Company no later than May 31, 2024.  Under Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to 1 year from the date of posting and a paper copy of the materials can be requested at any time during this period.  To obtain a paper copy of the Proxy Material, including, in particular, the Information Circular, after the Meeting date, please contact the Company directly.

Is Stratification used: NO

HOW DO I VOTE?

There are several convenient ways to vote your shares including online and by telephone.

	Beneficial Shareholders Shares held with a broker, bank or other intermediary.	Registered Shareholders Shares held in own name and represented by a physical certificate.
Internet:	www.proxyvote.com	www.investorvote.com
Phone or Fax:	Call or fax to the number(s) listed on your voting instruction form and vote using the control number provided therein.	Phone: 1-866-732-8683 Fax: 1-866-249-7775
Mail:	Return the voting instruction form in the enclosed postage paid envelope.	Return the form of proxy in the enclosed postage paid envelope.

BOARD RECOMMENDATION

The Board of Directors of Taseko unanimously recommend that shareholders VOTE FOR each of the proposed resolutions.

If you have questions or require assistance with voting your Common Shares you may contact Taseko's proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside of North America: 416-304-0211

Email: assistance@laurelhill.com